Exhibit 1

FOR IMMEDIATE RELEASE	7 October 2011

WPP PLC (“WPP”)

Kantar acquires remaining shares in LMRB in Sri Lanka

WPP announces that its wholly-owned operating company Kantar, the consumer insight group, has acquired all remaining shares in Lanka Market Research Bureau (Private) Limited (LMRB), a leading Sri Lankan market research agency. This acquisition takes Kantar’s stake in LMRB from 49% to 100%.

Founded in 1981, LMRB employs 81 people and is based in Colombo, with field offices in Galle and Kandy. As well as quantitative and qualitative market research LMRB operates a household panel, a People Meter-based audience measurement system, a National Media Survey and tracks radio listener data. Clients include Unilever Sri Lanka Ltd, Fonterra Brands Lanka (Pvt) Ltd, SmithKline Beecham (Pvt) Ltd (GSK) and Dialog Axiata PLC.

LMRB’s gross revenues for the year ended 31 December 2010 were LKR 175 million with gross assets as at the same date of LKR 138 million.

This investment continues WPP’s strategy of investing in fast-growing markets and sectors and further strengthening its capabilities in measurable marketing disciplines. Collectively WPP companies (including associates) employ 10,000 people in Sri Lanka and neighbouring India, generating revenues of around $450 million.

Contact:

Feona McEwan, WPP	T+44 (0)20 7408 2204

www.wpp.com